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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)

                          DEKALB Genetics Corporation

                                (Name of Issuer)

                       Class A Common Stock, no par value

                         (Title of Class of Securities)

                                  244878 10 4

                                 (CUSIP Number)

                               Douglas C. Roberts
                          DEKALB Genetics Corporation
                               3100 Sycamore Road
                             DeKalb, Illinois 60115
                                 (815) 758-3461

                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                January 31, 1996

                         (Date of Event which Requires
                           Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

               (Continued on the following pages)
                       (Page 1 of 3 Pages)




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          This Amendment No. 4 to Schedule 13D amends the Schedule 13D filed by
Douglas C. Roberts on June 9, 1989, as amended by Amendment No. 1 thereto filed on October 5, 1989, Amendment No. 2 thereto filed on July 9, 1991 and Amendment No. 3 filed on July 12, 1991 (the "Prior Schedule 13D"). On January 31, 1996 the shares of Class A Common Stock, no par value, of DEKALB Genetics Corporation ("Class A Common Stock") beneficially owned by Douglas C. Roberts were transferred to a voting trust (the "Voting Trust"). The voting trustees of the Voting Trust, including Douglas C. Roberts, are filing on the date hereof a new
Schedule 13D (the "New Schedule 13D") to report the beneficial ownership of such shares of Class A Common Stock and other shares of Class A Common Stock. Accordingly, no further amendments will be made to the Prior Schedule 13D. Reference is made to the New Schedule 13D for a description of the Voting Trust and the Class A Common Stock held in the Voting Trust.


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          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 2, 1996


Douglas C. Roberts
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Douglas C. Roberts